NEWS RELEASE

Four Drills Now Working at Guanacevi Project, Durango, Mexico

November 15, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V and EJD: FSE) announces that four diamond drill rigs are now working at the Guanacevi Project in Durango, Mexico. The Company’s goal is to increase the total silver resources at the Guanacevi Project to more than 13 million oz silver by year-end.

Endeavour plans to complete an updated resource estimate compliant with NI 43-101 by an independent qualified person early in the 1st Quarter, 2006. All of the drilling completed to date (17,000 meters) and all of the drilling, underground development, sampling and mining completed to year-end will be included in this new resource estimate.

Approximately 76 drill holes totalling 11,400 m of core drilling are planned for completion during the current four month period ending December 31, 2005. The four drills are testing four different mineralized zones on the Guanacevi Project at approximately 50 m spacings between holes along strike and down dip.

At North Porvenir, one drill will complete 12 holes totaling 2,800 m to test a further 300 m of strike length along the Santa Cruz vein to the northwest of the North Porvenir discovery area now being mined. The vein is low grade near surface here but there are indications that the silver grades could increase with depth.

To the northwest of North Porvenir, a second rig is drilling 18 holes totaling 2,200 m on the Porvenir Dos property to evaluate about 300 m of favorable strike length on the Santa Cruz vein. This surface area of the Santa Cruz vein is marked by intermittent high-grade silver mineralization and extensive rusty-white, argillic alteration in the hanging-wall andesite volcanic rocks.

Adjacent to the North Porvenir mine, a third drill is targeting 24 holes totaling 3,400 m to assess the potential for the North Porvenir high grade silver mineralization to extend upwards onto the El Porvenir property. The entire 600 m strike length of the initial 4.8 million oz. inferred silver resource area at the North Porvenir mine within the Santa Cruz vein appears to trend up-dip onto El Porvenir.

To the southeast of North Porvenir, a fourth drill rig is working underground at the Deep Santa Cruz zone to complete 22 holes totalling 3,000 m. The goal here is to confirm and expand the historic resource of 229,000 tonnes grading 525 gpt silver and 1.2 gpt gold reported by Industrias Penoles and allow a new resource estimate to be made that is compliant with NI 43-101.

Godfrey Walton, President, stated “Now that we have four drill rigs working, the silver resources should grow more quickly at the Guanacevi Project. The focus this year has been to expand the resources and production in and around the new North Porvenir mine. Next year, we plan to expand our exploration activities to test several other prospective areas on the Santa Cruz property and on our other property holdings in the Guanacevi district.”

Endeavour Silver Corp. (EDR: TSX-V, FSE: EJD) is a silver mining company focused on the growth of its silver resources and production in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico, should allow Endeavour to become one of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.